Filed Pursuant to Rule 433
Registration Statement No. 333-171806
STEP INCOME SECURITIES® (STEPS®)

STEP Income Securities® Linked to the Common Stock of Amazon.com, Inc.
Issuer	Royal Bank of Canada (“RBC”)
Original Offering Price	$10.00 per unit
Term	Approximately one year
Underlying Stock:	Common Stock of Amazon.com, Inc. (NASDAQ symbol: “AMZN”)
Interest	8% per annum, paid quarterly
Payout Profile at Maturity
•  A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to at least 108.00% of the Starting Value
•  1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your principal at risk.

Step Level	108% of the starting value of the Underlying Stock
Step Payment	[$0.10 - $0.50], a [1% - 5%] return over the Original Offering Price, to be determined on the pricing date.
Threshold Value	100% of the starting value of the Underlying Stock
Investment Considerations
This investment is designed for investors who anticipate that the value of the Underlying Stock will increase to or above the Step Level, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept full downside risk.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000121465913003114/j529130fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of RBC, and actual or perceived changes in the creditworthiness of RBC are expected to affect the value of the notes.  If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•
Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

•
If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes.

•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
•
The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.  The Underlying Company will have no obligation relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.